Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260534

PROSPECTUS SUPPLEMENT NO. 17

(to prospectus dated June 30, 2022)

ALGOMA STEEL GROUP INC.

129,836,439 Common Shares

604,000 Warrants to Purchase Common Shares

24,179,000 Common Shares Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated June 30, 2022, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-260534). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission on February 13, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares and Warrants are listed on The Nasdaq Stock Market (“Nasdaq”) under the symbols “ASTL” and “ASTLW”, respectively, and on the Toronto Stock Exchange (the “TSX”) under the symbols “ASTL” and “ASTL.WT,” respectively. On February 10, 2023, the last reported sales prices of the Common Shares on Nasdaq and the TSX were $8.27 and C$11.00, respectively, and the last reported sales prices of the Warrants were $1.76 and C$2.21, respectively.

We are a “foreign private issuer” as defined in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain of Nasdaq’s corporate governance rules. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-264063) of the Registrant, Algoma Steel Group Inc.

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DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended December 31, 2022

99.2	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended December 31, 2022

99.3	Certification of Chief Executive Officer

99.4	Certification of Chief Financial Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: February 13, 2023	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and General Counsel

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Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our condensed interim consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides Algoma management’s perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and nine month periods ended December 31, 2022 and December 31, 2021. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s December 31, 2022 condensed interim consolidated financial statements and the accompanying notes thereto and the March 31, 2022 audited consolidated financial statements and the accompanying notes thereto.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” below as well as in the Annual Report on Form 20-F filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the Corporation’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com) and filed by the Corporation with the SEC (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of February 13, 2023. This document has been approved and authorized for issue by the Board of Directors on February 13, 2023. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Non-IFRS Financial Measures

In this MD&A we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by Algoma in reporting its financial results that is not defined by IFRS. The terms “Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by Algoma in reporting its financial results that are not defined by IFRS. Net Sales Realization, as defined by Algoma, refers to steel revenue less freight per steel tons shipped. Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by Algoma, refers to cost of steel revenue less freight, amortization, carbon tax and business combination adjustments (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measures, see “Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, as such Adjusted EBITDA do not reflect cash requirements for such replacements;

•	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and

•	other companies, including other companies in our industry, may calculate these measure differently than as presented by us, limiting their usefulness as a comparative measure.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income. Unless otherwise stated, the figures included in this MD&A are stated in Canadian dollars.

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The currency exchange rates for the relevant periods of fiscal 2023 and fiscal 2022 are provided below:

	Average Rate		Period End Rate
	FY2023	FY2022	FY2023	FY2022
April 1 to June 30	1.2628	1.2280	1.2886	1.2394
July 1 to September 30	1.3061	1.2601	1.3707	1.2741
October 1 to December 31	1.3580	1.2600	1.3544	1.2678

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd., was incorporated on March 23, 2021 under the Business Corporations Act (“BCA”) for the purpose of purchasing Algoma Steel Holdings Inc. A purchase agreement between the Company and Algoma Steel Intermediate S.A R.L. (the “Vendor”) was executed March 29, 2021, whereby the Vendor sold its equity holdings in the capital of Algoma Steel Holdings Inc. to the Company. The transaction resulted in the Vendor transferring its 100,000,001 common shares of Algoma Steel Holdings Inc. to the Company in exchange for 100,000,000 common shares of the Company.

Algoma Steel Inc., the operating company and an indirect wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the BCA, for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. (“Old Steelco”). The Company is an integrated steel producer with its active operations located entirely in Canada. The Company produces sheet and plate products that are sold primarily in North America.

Merger Transaction

On October 19, 2021, the Merger between a subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”), pursuant to an Agreement and Plan of Merger (“Merger Agreement”) entered into on May 24, 2021 (the “Merger”), was completed (the “Closing”), with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was C$421.3 million ($340.9 million). As part of the Merger, Algoma acquired cash and a receivable then owing between Legato and Algoma Steel Inc. (“ASI”) and issued replacement warrants to Legato warrant holders, with the difference accounted for as a listing expense. Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of the Company and common shares of Legato, as applicable, for the purchase price of $10.00 per share and at an aggregate purchase price of $100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

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Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants. Each of the Company’s Warrants are exercisable for one common share in the Company at $11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021. On Closing, the Company recognized a liability in the amount of C$92.0 million ($74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each unit.

As at December 31, 2022, the 24,179,000 Warrants remain outstanding with an estimated fair value of $1.16 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$37.8 million ($27.9 million) (March 31, 2022—C$99.4 million) in warrant liability on the condensed interim consolidated statements of financial position. Loss on change in the fair value of the warrant liability for the three month period ended December 31, 2022 of $6.4 million (US$4.7 million) and gain on change in the fair value of the warrant liability for the nine month period ended December 31, 2022 of $67.1 million (US$51.6 million) are presented in the condensed interim consolidated statements of net (loss) income (three and nine month periods ended December 31, 2021 – nil, respectively).

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Award”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Award are considered fully vested and can be exercised for approximately $0.013 per common share, pursuant to an LTIP exchange agreement with each holder. Should the participants’ employment with the Company cease, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subject to the approval of the Board of Directors.

Upon the consummation of the Merger, the Company issued Replacement LTIP Award to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Refer to Note 26 of the Company’s December 31, 2022 condensed interim consolidated financial statements.

As at December 31, 2022, 266,186 units of Replacement LTIP Awards were surrendered by retiring employees and was settled for total cash consideration of C$3.2 million. As such, 2,966,442 Replacement LTIP Awards remain outstanding with an estimated fair value of $6.34 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$25.5 million ($18.8 million) (March 31, 2022—C$45.4 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position.

Under the terms of the Omnibus Plan, Deferred Share Units (“DSUs”) may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

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On June 30, 2022, 75,192 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of $8.98 per DSU based on the market price of the Company’s common shares.

On December 31, 2022, 50,334 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of US $6.34 per DSU based on the market price of the Company’s common shares.

For the three and nine month periods ended December 31, 2022, the Company recorded a share-based payment compensation expense of $0.4 million and $1.3 million, respectively, in administrative and selling expense on the condensed interim consolidated statement of net (loss) income and contributed surplus on the condensed interim consolidated statements of financial position.

As at December 31, 2022, a total of 180,084 DSUs are outstanding. No exercises, cancellation or forfeiture of DSUs have been recorded to date.

Under the terms of the Omnibus Plan, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market performance conditions. RSUs and PSUs are granted as incentive compensation, and when vested become exercisable on their terms as fully paid and issuable common shares, or may be settled in cash out at the then current market price. In either case, recipients are subject to normal tax withholdings as ordinary income. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

On May 17, 2022, 132,968 RSUs and 516,813 PSUs were granted to certain employees of the Company, with a grant date fair value of $9.40 per award based on the market price of the Company’s common shares. The RSUs and DSUs vest on December 15, 2024 upon the achievement of service and non-market performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions. Accordingly, for the three and nine month periods ended December 31, 2022, the Company recorded share-based payment compensation expense of $0.2 million and $2.1 million, respectively, in administrative and selling expenses on the condensed interim consolidated statement of net (loss) income and contributed surplus on the condensed interim consolidated statements of financial position. No exercises, cancellation or forfeiture of RSUs and PSUs have been recorded to date.

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for these rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statements of net income.

As at December 31, 2021, all the conditions related to the earnout rights were satisfied and the Board of Directors subsequently approved the issuance of common shares to non-management holders of the earnout rights. On February 9, 2022, the Company issued 35,883,692 common shares related to the earnout rights at $9.54 per share. As a result, the Company derecognized the related earnout liability.

As at December 31, 2022, 125,923 units of earnout rights were surrendered by a retiring employee and was settled for total cash consideration of C$1.5 million. As such, 1,490,715 earnout rights remain outstanding with an estimated fair value of $6.34 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$12.8 million ($9.5 million) (March 31, 2022—C$22.7 million) was recognized on the condensed interim consolidated statements of financial position.

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Strategic Capital Projects

Electric Arc Furnace (“EAF”)

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two state-of-the-art electric-arc-furnaces (EAF) to replace its existing No. 7 blast furnace steelmaking operations. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%. The Company plans to invest approximately C$700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds from the Merger. EAF steelmaking is a modern method of producing steel; with primary inputs of scrap steel and electricity, steel is produced by using an electrical current to melt scrap steel and/or other metallic inputs. The EAF steelmaking facility is to be built on vacant land adjacent to the current steelmaking facility to mitigate disruption to current operations, and will utilize existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF transformation is expected to improve product mix, reduce fixed costs, provide for significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company anticipates a 30-month construction phase for the EAF facility, with commissioning expected to start by mid-2024, and expects to transition away from its current blast furnace steelmaking thereafter as increased electric power from the grid supplying the Company becomes available.

On September 20, 2021, the Company secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada of, whereby the Company will receive up to C$200.0 million in the form of a loan to support the Company’s EAF transformation. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing greenhouse gas emissions.

On November 29, 2021, the Canada Infrastructure Bank (CIB) and the Company have entered into a definitive agreement with respect to the CIB’s previously announced commitment to finance greenhouse gas reduction industrial initiatives, including the EAF transformation of the Company’s steelmaking processes at its facility in Sault Ste. Marie, Ontario. Under the terms of the agreement, the CIB will provide up to C$220 million in loan financing towards the EAF transformation. Further, under the terms of the agreement, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders made by the Company, including dividends and share repurchases. As of December 31, 2022, the CIB’s financial commitment has been reduced by C$192.6 million as a result of restricted payments, in respect of dividends and share repurchases completed by the Company through normal course market purchases and the completion of the $400 million Substantial Issuer Bid for the Company’s common shares completed in June 2022. As a result of these restricted payments and distributions, as of December 31, 2022, the amount available to the Company under the CIB’s credit facility is C$27.4 million.

On December 2, 2021, the Company announced that it has selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its AC-Digimelter technology powered by Q-One digital power systems.

On January 27, 2022, the Company announced that it has awarded GE Gas Power (GE), a General Electric company, a contract for the upgrade to the Company’s natural gas combined cycle power plant, including the installation of two gas turbine packages. The upgrade is expected to supply the Company with sufficient internal electricity generation to power phase one of its transition to EAF steelmaking. Under the terms of the contract, GE will provide two LM6000 aero derivative gas turbines complete with new control systems as well as a new control system for the existing GE steam turbine. In addition, GE has completed a full rewind on the No. 2 Generator. Both turbines are currently onsite with installation expected to begin by April 2023 and commissioning prior to the completion of the EAF installation.

On April 25, 2022, the Company announced that it has awarded the structural building contract for its EAF to Hamilton, ON-based Walters Group Inc. (“Walters”). Walters will be responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods. Pursuant to the fixed-price contract,

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Walters will use Algoma’s steel plate products in the fabrication of the heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. Onsite assembly of the building structure is expected to commence in the fall of 2022, with the completion targeted within a year.

Since the inception of the project, the Company has spent C$219.7 million. At December 31, 2022, the Company had C$195.0 million in total available financing including C$167.6 million loan under the Federal Strategic Innovation Fund and C$27.4 million under the CIB credit facility.

EAF construction activities are progressing and include the installation of foundation piling, relocation of utilities and services, commencement of building foundations, and the relocation of rail tracks. Progress continues to remain on time and on budget for a mid-year 2024 commissioning.

The Company is progressing its applications for environmental operational permits through the Province’s Ministry of Environment Conservation & Parks.

The Company is progressing its discussions with the IESO, Ontario independent electricity regulator, as well as with the Ministry of Energy in respect of securing power for the full EAF transformation.

Plate Mill Modernization

The Company has undertaken a plate mill modernization project (PMM Project) which is expected to be completed in two phases and plans to invest a total of approximately C$135 million, which will be partly funded by government loan facilities totaling approximately C$50 million. This strategic initiative will enhance the capacity and quality of the Company’s plate product line, which is a differentiated product capability and a key source of competitive advantage. The PMM Project will allow the Company to satisfy higher product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation. The modernization process will be comprised of two phases: quality focus and productivity focus. The first phase focused on quality, with installation and commissioning upgrades of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in-line hot leveler (to improves flatness), and automation of the 166 inch plate mill (which expands the Company’s grade offering). The second phase focuses on productivity and includes installation and commissioning upgrades of onboard descaling systems for the 2Hi and 4Hi roughing roll stands, mill alignment and work roll offset at the 4Hi, 4Hi DC drive, new cooling beds coupling the plate mill and shear line, dividing shear, plate piler and automated marking machine. The first phase installation commenced in June 2022 with the expected quality levels being achieved, although complete commissioning has been delayed due to various automation and other challenges. We believe most plate mill issues are behind us and we are working towards achieving full operating capability. Construction for the second phase, which focuses on productivity enhancements, is underway. Timing for final installation and commissioning is under review by the Company based on readiness and market conditions.

Labour Matters

On August 30, 2022, the Company and United Steelworkers Local Union 2251, the union representing Algoma’s hourly employees, announced that the parties have successfully ratified the terms of the new 5-year collective agreement. This is in addition to the 5-year collective agreement with the United Steelworkers Local 2724, the union representing its technical, professional, and front-line supervisory employees, which was subsequently ratified on September 26, 2022.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The company can incur regulatory liability as well civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

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On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued an emergency declaration regarding its municipal water supply. We actively worked with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities and are working with local, provincial, and federal regulatory authorities. The public health authorities lifted the water advisory on June 21, 2022 and the US Coast Guard did not see any impact to shoreline or marine wild life. At present, the Company has not received any orders or offenses from any regulatory authority. We may be subject to regulatory fines and other public and private actions in the future as a result of the incident but the financial and other impact of this incident is currently unknown.

Environmental, Social and Governance (“ESG”)

At Algoma, we recognize that ESG factors present a spectrum of risks and opportunities to both our business and stakeholders, such as our investors, customers, suppliers, employees, governments, and the communities in which we operate. We are committed to conducting our business in a manner that ensures reasonable and responsible consideration is given to ESG factors.

We aim to become a major contributor towards a sustainable and environmentally responsible future for Canadian steel production. We are making a transformational investment in Electric Arc (EAF) steelmaking and we are committed to further innovating and incorporating environmental considerations across our production processes. We are also committed to ensuring the health and safety of our employees, continuing our contribution to prosperity of the communities in which we operate and fostering a diverse, inclusive and equitable workforce.

Algoma has been undertaking efforts to enhance its approach to ESG, including conducting an ESG Materiality Assessment focused on identifying and prioritizing the ESG factors with the greatest potential to impact our business to ensure that we are generating value for investors and prioritizing long term sustainability. This foundational work will form the basis of our ESG strategy, which we continue to develop and look forward to sharing more detail on through the publication of our ESG Position Statement by the end of fiscal Q4 2023.

As part of our commitment to enhance our transparency and accountability on ESG, we also plan to publish our inaugural ESG report in 2023. We will report in alignment with the Sustainability Accounting Standards Board (“SASB”) Standards and the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) as much as possible, and use a phased approach to further enhance our alignment to the frameworks over time. This report will provide additional detail on our ESG strategy and our approach to mitigating ESG risks and capturing ESG opportunities.

Our approach to ESG is underpinned by governance structures that enable us to effectively oversee and manage ESG risks and opportunities. Our Board has ultimate accountability for ESG factors, including climate change factors. The Nominating and Corporate Governance Committee has primary responsibility for supporting the Board in this oversight responsibility and is responsible for overseeing Algoma’s ESG framework, coordinating with other Board Committees and reporting on ESG to the entire Board.

Coal Conveyor Fire

On August 7, 2022, the Company experienced a fire on one of its coal conveyors that supplies coal to two of its three coke batteries. No one was injured in this event. Algoma produces coke from three production units, and supplements with purchased coke from various suppliers. Iron and steelmaking operations continued in the normal course while the damage was repaired, and the Company continued to produce coke at a reduced rate, and had sufficient coke inventory and supply contracts for purchased coke to support steelmaking operations. Structural repairs have been completed, and the conveyor has been put back into normal operation. Final repairs to ancillary equipment are being completed.

8

Factors Affecting Financial Performance

The Company’s profitability is correlated to the pricing of steel, ore, coal and energy and the existence of tariffs on its sales outside of Canada. Changes in the underlying pricing of the Company’s steel products and raw materials, and changes in tariffs on sales outside of Canada cause variation in operating results between periods. During periods of stronger or improving steel market conditions, the Company is more likely to be able to pass the increased costs of ore, coal and energy to its customers, protecting the Company’s margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including due to weak steel demand, low industry utilization rates and/or increasing steel product imports, the competitive environment intensifies which results in increased pricing pressure. All of those factors, to some degree, impact pricing, which in turn impacts margins.

North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production decreased 4.3% in 2022 compared to 2021 to 1,831.5 million metric tonnes. China represents approximately 55% of global crude steel production. (source: Worldsteel Association “December 2022 crude steel production” January 31, 2023). Given the strong recovery in steel production in 2021 compared to 2020 pandemic levels, the Organization for Economic Cooperation and Development reported that global capacity utilization was 77.8% in 2021, with excess capacity of approximately 545 million metric tonnes in 2021, which is down on a percentage basis from previous levels but remains approximately 35 times the size of the Canadian steel industry.

Overall Results

Net Income

The Company’s net loss for the three month period ended December 31, 2022 was C$69.8 million compared to net income of C$123.0 million for the three month period ended December 31, 2021, resulting in a C$192.8 million decrease of net income. The decrease is largely due to continuing softening in steel pricing and lower than expected plate shipments resulting from temporary downstream finishing constraints as plate production was ramped up. Further, cost of steel revenue was negatively impacted mainly due to the replacement of internally produced coke with purchased coke and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap.

The Company’s net income for the nine month period ended December 31, 2022 was C$318.9 million compared to C$614.1 million for the nine month period ended December 31, 2021, resulting in a C$295.2 million decrease of net income, due primarily to the same reasons mentioned above and ratifying the collective bargaining agreements which resulted in increased pension and post-employment benefit expenses (C$53.3 million).

Income from Operations

The Company’s loss from operations for the three month period ended December 31, 2022 was C$65.7 million compared to income from operations of C$446.1 million for the three month period ended December 31, 2021, a decrease of C$511.8 million, due primarily to the same reasons mentioned above.

The Company’s income from operations for the nine month period ended December 31, 2022 was C$268.8 million compared to C$1,100.4 million for the nine month period ended December 31, 2021, a decrease of C$831.6 million, due primarily to the same reasons mentioned above for net income.

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Steel Revenue and Cost of Sales

			Three months ended December 31,						Nine months ended December 31,
			2022		2021				2022		2021
tons
Steel Shipments	i	17.0%		458,341		552,544	i	18.2%		1,431,068		1,749,942
millions of dollars
Revenue			C$	567.8	C$	1,064.9			C$	2,101.1	C$	2,864.2
Less:
Freight included in revenue				(43.7)		(41.2)				(128.3)		(124.9)
Non-steel revenue				(12.1)		(14.2)				(31.9)		(70.4)

Steel revenue	i	49.3%		$512.0		$1,009.5	i	27.3%	C$	1,940.9	C$	2,668.9

Cost of steel revenue			C$	556.0	C$	544.3			C$	1,597.8	C$	1,513.3
Amortization included in cost of steel revenue				(24.6)		(21.4)				(69.4)		(64.0)
Carbon tax included in cost of steel revenue				(1.2)		(0.1)				(4.3)		1.0
Past service costs—pension benefits				—		—				(44.5)		—
Past service costs—post-employment benefits				—		—				(3.4)		—

Cost of steel products sold	h	1.4%	C$	530.2	C$	522.8	h	1.8%	C$	1,476.2	C$	1,450.3

dollars per ton
Revenue per ton of steel sold	i	35.7%	C$	1,239	C$	1,927	i	10.3%	C$	1,468	C$	1,637
Cost of steel revenue per ton of steel sold	h	23.1%	C$	1,213	C$	985	h	29.1%	C$	1,117	C$	865
Average net sales realization on steel sales (i)	i	38.9%	C$	1,116	C$	1,827	i	11.1%	C$	1,356	C$	1,525
Cost per ton of steel products sold	h	22.3%	C$	1,157	C$	946	h	24.4%	C$	1,032	C$	829

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,116 for the three month period ended December 31, 2022 (December 31, 2021—C$1,827), a decrease of 38.9%. Steel revenue decreased by 49.3% and steel shipment volumes decreased by 17.0% during the three month period ended December 31, 2022 as compared to the three month period ended December 31, 2021. The overall decrease in steel revenue and steel shipment volumes is due in part to weakening market conditions and for reasons as discussed earlier.

For the nine month period ended December 31, 2022, the Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,356 (December 31, 2021—C$1,525), a decrease of 11.1%. Steel revenue decreased by 27.3% and steel shipment volumes decreased by 18.2% during the nine month period ended December 31, 2022, as compared to the nine month period ended December 31, 2021, for reasons as discussed earlier.

For the three month period ended December 31, 2022, the Company’s cost of steel products sold increased by 1.4% to C$530.2 million (December 31, 2021—C$522.8 million) for reasons as discussed earlier.

For the nine month period ended December 31, 2022, the Company’s cost of steel products sold increased by 1.8% to C$1,476.2 million (December 31, 2021—C$1,450.3 million) for reasons as discussed earlier.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended December 31, 2022 was C$12.1 million (December 31, 2021 – C$14.2 million). The decrease of C$2.1 million was mainly due the decreased sale of various by-products.

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For the nine month period ended December 31, 2022, the Company’s non-steel revenue was C$31.9 million (December 31, 2021—C$70.4 million). The decrease of C$38.5 million was mainly due to the sale of royalty rights (C$20 million) in the nine month period ended December 31, 2021 and significant decreases in volumes and prices for mill scale, ore fines and kish products.

Administrative and Selling Expenses

	Three months ended December 31,				Nine months ended December 31,
millions of dollars	2022		2021		2022		2021
Personnel expenses	C$	7.8	C$	4.1	C$	33.1	C$	40.3
Professional, consulting, legal and other fees		9.1		12.9		30.6		27.6
Software licenses		1.5		0.8		3.6		3.4
Amortization of intangible assets and non-production assets		0.1		0.1		0.3		0.3
Other administrative and selling		3.2		1.0		6.7		3.4

	C$	21.7	C$	18.9	C$	74.3	C$	75.0

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended December 31, 2022, were C$21.7 million (December 31, 2021—C$18.9 million). The increase in administrative and selling expenses of C$2.8 million is mainly due to an increase in personnel expenses (C$3.7 million) as a result of a gain in fair value of Replacement LTIP awards accounted for as cash settled (C$10.4 million) reflected in the three month period ended December 31, 2021 offset in part by higher profit sharing expenses during the three month period ended December 31, 2021. Further, an increase in other administrative and selling of C$1.2 million (charitable donations of C$1.0 million) and increase in software licenses (C$0.7 million) was offset in part due to a decrease in professional, consulting, insurance and other fees (C$3.8 million) primarily due to costs associated with listing on the public exchange for the three month period ended December 31, 2021.

For the nine month period ended December 31, 2022, the Company’s administrative and selling expenses were $74.3 million (December 31, 2021 – C$75.0 million). The decrease in administrative and selling expenses of $0.7 million is mainly due to a decrease in personnel expenses (C$7.2 million), due primarily to lower share-based compensation and for reasons described above offset in part by an increase in pension and post-employment benefit expenses as a result of ratifying the collective bargaining agreements (C$5.3 million). The decrease is partially offset by an increase in professional, consulting, insurance and other fees (C$3.0 million) primarily due to costs associated with listing on the public exchange.

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s debt facilities including the Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, described in the section entitled “Capital Resources—Financial Position and Liquidity” included elsewhere in this MD&A. Finance cost also includes the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity—Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

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	Three months ended December 31,				Nine months ended December 31,
millions of dollars	2022		2021		2022		2021
Interest on the following facilities
Revolving Credit Facility	C$	0.1	C$	—	C$	0.1	C$	0.1
Secured Term Loan Facility		—		5.0		—		24.1
Algoma Docks Term Loan Facility		—		0.5		—		2.5
Revolving Credit Facility fees		0.5		0.5		1.8		1.2
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		3.7		8.1		10.7		15.4
Other interest (recovery) expense		(0.3)		0.4		0.4		1.0

	C$	4.0	C$	14.5	C$	13.0	C$	44.3

As illustrated in the table above, the Company’s finance costs for the three and nine month periods ended December 31, 2022 were C$4.0 million and C$13.0 million, respectively compared to C$14.5 million and C$44.3 million for the three and nine month periods ended December 31, 2021 resulting in a decrease of C$10.5 million and C$31.3 million, respectively. The decrease in finance cost is primarily attributable to repayment in full of the Secured Term Loan Facility (C$5.0 million and C$24.1 million, respectively) and Algoma Docks Term Loan Facility (C$0.5 million and C$2.5 million, respectively) in November 2021.

The Company’s finance income for the three and nine month periods ended December 31, 2022, was C$3.9 million and C$10.4 million, respectively compared to C$0.1 million for the three and nine month periods ended December 31, 2021, representing an increase of C$3.8 million and C$10.3 million, respectively due primarily to interest income.

The Company’s interest on pension and other post-employment benefit obligations for the three and nine month periods ended December 31, 2022 was C$5.0 million and C$12.4 million, respectively compared to C$2.9 million and C$8.7 million, respectively for the three and nine month periods ended December 31, 2021, representing an increase of C$2.1 million and C$3.7 million, respectively due to an increase in discount rates as at March 31, 2022 and as at August 1, 2022 that was used to determine the 2023 fiscal year pension benefit expense.

The Company’s foreign exchange loss for the three month period ended December 31, 2022 was C$10.6 million, compared to a loss of C$2.0 million for the three month period ended December 31, 2021. The foreign exchange gain for the nine month period ended December 31, 2022 was C$41.2 million, compared to a gain of C$2.0 million for the nine month period ended December 31, 2021. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

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Pension and Post-Employment Benefits

	Three months ended December 31,				Nine months ended December 31,
millions of dollars	2022		2021		2022		2021
Recognized in income before income taxes:
Pension benefits expense	C$	6.5	C$	6.1	C$	67.1	C$	18.3
Post-employment benefits expense		3.2		2.9		13.4		8.7

	C$	9.7	C$	9.0	C$	80.5	C$	27.0

Recognized in other comprehensive (loss) income (pre-tax):
Pension benefits (income) loss	C$	(31.3)	C$	14.3	C$	42.9	C$	(58.2)
Post-employment benefits (income) loss		(4.4)		3.4		(28.6)		11.0

	C$	(35.7)	C$	17.7	C$	14.3	C$	(47.2)

	C$	(26.0)	C$	26.7	C$	94.8	C$	(20.2)

As illustrated in the table above, the Company’s pension expense for the three month periods ended December 31, 2022 and December 31, 2021 were C$6.5 million and C$6.1 million, respectively, representing an increase of C$0.4 million due to an increase in discount rates as at August 1, 2022 that were used to determine the revised 2023 fiscal year pension benefit expense for the period of August 1, 2022 – March 31, 2023 as a result of the remeasurement that occurred on August 1, 2022. The Company’s post-employment benefit expense for the three month periods ended December 31, 2022 and December 31, 2021 were C$3.2 million and C$2.9 million, respectively, representing an increase of C$0.3 million due to an increase in discount rates as at August 1, 2022 that were used to determine the revised 2023 fiscal year non-pension benefit expense for the period of August 1, 2022 – March 31, 2023 as a result of the remeasurement that occurred on August 1, 2022.

For the nine month periods ended December 31, 2022 and December 31, 2021, the Company’s pension expense was C$67.1 million and C$18.3 million, respectively, representing an increase of C$48.8 million. This increase is as a result of the remeasurement that took place on August 1, 2022. As at the remeasurement date a past service cost of C$49.5 million was recognized resulting in the steep increase in expense. The Company’s post-employment benefit expense for the nine month periods ended December 31, 2022 and December 31, 2021 were C$13.4 million and C$8.7 million, respectively. This increase is as a result of the remeasurement that took place on August 1, 2022. As at the remeasurement date a past service cost of C$4.8 million was recognized resulting in the increase in expense.

As disclosed in Note 3 to the March 31, 2022 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss). In accordance with IFRS, the Company makes an assessment at each reporting period-end as to whether the accrued pension liability and the accrued other post-employment benefit obligation have been significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

For the three month period ended December 31, 2022, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive gain of C$35.7 million (December 31, 2021 – actuarial determined loss of C$17.7 million), a difference of C$53.4 million. The December 31, 2021 OCI adjustments which experienced a decrease in discount rates as at December 31, 2021 (down approximately 17 basis points from September 30, 2021) partially offset by an asset return of 5.83%, resulting in an overall loss for Q3 2022. The December 31, 2021 OCI adjustments are compared to the December 31, 2022 OCI adjustments which experienced an increase in discount rates as at December 31, 2022 (up approximately 11 basis points from September 30, 2022) increased further by an asset return of 2.11%.

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For the nine month period ended December 31, 2022, the Company recorded actuarially determined loss to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$14.3 million (December 31, 2021 gain of C$47.2 million), a difference of C$61.5 million. The gain at December 31, 2021 was due primarily to a year-to-date asset return of 13.42% offset by a loss due to a decrease in discount rates (down approximately 19 basis points from March 31, 2021). The loss at December 31, 2022 was due primarily to a year-to-date asset return of -11.46% which was only partially offset by a gain due to an increase in discount rates (up approximately 100 basis points from March 31, 2022).

These adjustments are required by IFRS when the accrued liability is significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events. Effective August 1, 2022, a new Collective Bargaining Agreement (“CBA”) was signed that extends indexation up to July 1, 2027,early retirement windows to July 31, 2027, and increases the Vision Care and LTM (“Lifetime Maximum”) coverage. As a result, the defined benefit cost determined at the beginning of this fiscal year was recalculated to reflect these additional benefits as at August 1, 2022. The estimated change in the defined benefit cost for the fiscal year as a result of the new CBA ratified in August 2022 and September 2022 for Local 2251 and Local 2724, respectively are reflected in the results above. Specifically, a past service cost adjustment of C$49.5 million and C$3.8 million related to the defined pension plan and post-employment benefits, respectively, have been reflected in the results above.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act.

For the three month period ended December 31, 2022, total Carbon Tax recognized in cost of sales was C$1.2 million, compared to C$0.1 million in the three month period ended December 31, 2021. The increase is mainly due to the purchase of surplus credits and a true-up of the distribution of the costs between the Company and other emitters in the three month period ended December 31, 2021. Carbon Tax is primarily a function of the volume of our production.

For the nine month period ended December 31, 2022, total Carbon tax recognized in cost of sales was C$4.3 million compared to a recovery of C$1.0 million for the nine month period ended December 31, 2021. The increase in Carbon tax is due to reasons described above.

Income Taxes

For the three month period ended December 31, 2022, the Company’s deferred income tax expense and current income tax recovery was C$4.9 million and (C$22.5) million, respectively, compared to deferred and current income tax expense of C$9.0 million and C$90.2 million, respectively, for the three month period ended December 31, 2021 due to a loss before tax of C$87.4 million compared to income before tax of C$222.2 million.

For the nine month period ended December 31, 2022, the Company’s deferred income tax recovery and current income tax expense was (C$11.2) million and C$83.4 million, respectively, compared to deferred and current income tax expense of C$105.5 million and C$116.1 million, respectively, for the nine month period ended December 31, 2021 due to net income before tax of C$391.1 million compared to C$835.7 million and non-capital losses fully utilized for the nine month period ended December, 2021.

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Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income for the periods indicated:

	Three months ended December 31,				Nine months ended December 31,
millions of dollars	2022		2021		2022		2021
Net (loss) income	C$	(69.8)	C$	123.0	C$	318.9	C$	614.1
Amortization of property, plant and equipment and amortization of intangible assets		24.7		21.5		69.7		64.3
Finance costs		4.0		14.5		13.0		44.3
Interest on pension and other post-employment benefit obligations		5.0		2.9		12.4		8.7
Income taxes		(17.6)		99.2		72.2		221.6
Foreign exchange loss (gain)		10.6		2.0		(41.2)		(2.0)
Finance income		(3.9)		(0.1)		(10.4)		(0.1)
Inventory write-downs (amortization on property, plant and equipment in inventory)		3.2		—		5.0		—
Carbon tax		1.2		0.1		4.3		(1.0)
Increase (decrease) in fair value of warrant liability		6.4		(6.8)		(67.1)		(6.8)
Decrease in fair value of earnout liability		(0.2)		(33.6)		(9.4)		(33.6)
Decrease in fair value of share-based payment compensation liability		(0.2)		(2.9)		(19.6)		(2.9)
Share-based compensation		0.7		(10.4)		3.4		5.0
Transaction costs		—		12.3		—		21.5
Listing expense		—		235.6		—		235.6
Past service costs - pension benefits		—		—		49.5		—
Past service costs - post-employment benefits		—		—		3.8		—

Adjusted EBITDA	C$	(35.9)	C$	457.3	C$	404.5	C$	1,168.7

Net (Loss) Income Margin		(12.3%)		11.5%		15.2%		21.4%

Net (Loss) Income / ton	C$	(152.3)	C$	222.6	C$	222.8	C$	350.9

Adjusted EBITDA Margin		(6.3%)		42.9%		19.3%		40.8%

Adjusted EBITDA / ton	C$	(78.3)	C$	827.6	C$	282.7	C$	667.8

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended December 31, 2022 was (C$35.9) million, compared to C$457.3 million for the three month period ended December 31, 2021, resulting in a decrease of C$493.2 million. The Adjusted EBITDA margin for the three month periods ended December 31, 2022 and December 31, 2021 was -6.3% and 42.9%, respectively. The Adjusted EBITDA per ton for the three month period ended December 31, 2022 was (C$78.3) and C$827.6 for the three month period ended December 31, 2021. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the three month period ended December 31, 2022 compared to the three month period ended December 31, 2021 was due mainly to a decrease in steel revenue (C$497.5 million), primarily as a result of a the decrease in selling prices for steel products and lower shipment volumes due, in part, to weakening market conditions as well as temporary downstream finishing constraints for plate production. Shipment volume was also negatively impacted by commissioning delays in phase one of the PMM Project. In addition, there was an increase in the cost of steel products sold (C$7.4 million) due primarily to the replacement of internally produced coke with purchased coke and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap.

15

Adjusted EBITDA for the nine month period ended December 31, 2022 was C$404.5 million, compared to C$1,168.7 million for the nine month period ended December 31, 2021, resulting in a decrease of C$764.2 million. The Adjusted EBITDA margin for the nine month periods ended December 31, 2022 and December 31, 2021 was 19.3% and 40.8%, respectively. The Adjusted EBITDA per ton for the nine month period ended December 31, 2022 was C$282.7 and C$667.8 for the nine month period ended December 31, 2021. The decrease in Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA per ton for the nine month period ended December 31, 2022 compared to the nine month period ended December 31, 2021 was due primarily to the same reasons mentioned above.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended December 31,				Nine months ended December 31,
millions of dollars	2022		2021		2022		2021
Operating Activities:
Cash (used in) generated by operating activities before changes in non-cash working capital and environmental liabilities paid	C$	(17.4)	C$	374.4	C$	319.2	C$	1,034.5
Net change in non-cash working capital		(109.9)		(54.5)		(231.0)		(212.0)
Share-based payment compensation and earnout units settled		—		—		(4.6)		—
Environmental liabilities paid		(1.3)		(1.4)		(1.7)		(2.9)

Cash (used in) generated by operating activities	C$	(128.6)	C$	318.4	C$	81.9	C$	819.6

Investing activities
Acquisition of property, plant and equipment	C$	(85.6)	C$	(29.6)	C$	(250.9)	C$	(73.6)
Acquisition of intangible assets		—		(0.2)		—		(0.4)
Recovery of parent company promissory note		—		2.2		—		2.2

Cash used in investing activities	C$	(85.6)	C$	(27.6)		$(250.9)	C$	(71.8)

Financing activities
Bank indebtedness advanced (repaid)	C$	12.0	C$	—	C$	12.3	C$	(86.9)
Repayment of Secured Term Loan		—		(380.0)		—		(381.8)
Repayment of Algoma Docks Term Loan Facility		—		(70.7)		—		(75.9)
Governmental loans received		15.0		—		30.2		—
Governmental loans benefit		(9.6)		—		(16.8)		—
Repayment of governmental loans		(2.5)		—		(7.5)		—
Interest paid		—		(14.8)		(0.1)		(36.2)
Dividends paid		(7.0)		—		(23.6)		—
Common shares repurchased and cancelled		(6.5)		—		(553.2)		—
Proceeds from issuance of shares		—		393.5		—		393.5
Other		(2.4)		(1.9)		(2.7)		(1.9)

Cash used in financing activities	C$	(1.0)	C$	(73.9)	C$	(561.4)	C$	(189.2)

Effect of exchange rate changes on cash	C$	(5.0)	C$	4.0	C$	59.8	C$	7.7

(Decrease) increase in cash	C$	(220.2)	C$	220.9	C$	(670.6)	C$	566.3

16

As illustrated in the table above, the use of cash for the three month period ended December 31, 2022 was C$220.2 million, compared to the generation of cash of C$220.9 million for the three month period ended December 31, 2021. The increase in the use of cash for the three month period ended December 31, 2022, as compared to the three month period ended December 31, 2021, was C$441.1 million, and is primarily the result of the C$447.0 million increase in cash used by operating activities, a result of a decrease in net income (decreased by C$191.5 million), for reasons described above and a decrease in the net change in non-cash working capital (decreased C$55.4 million), for reasons discussed below. Furthermore, there was an increase in cash used in investing activities (increased by C$58.0 million), which was partially offset by the decrease in cash used in financing activities (decreased by C$72.9 million), for reasons described below.

For the nine month period ended December 31, 2022, the use of cash was C$670.6 million, compared to the generation of cash of C$566.3 million for the nine month period ended December 31, 2021. The increase in the use of cash for the nine month period ended December 31, 2022, as compared to the nine month period ended December 31, 2021, was C$1,236.9 million, and is primarily the result of the C$737.7 million decrease in cash generated by operating activities, a result of a decrease in net income (decreased by C$293.9 million), for reasons described above. Furthermore, there was an increase in cash used in financing activities of C$372.2 million primarily due to common shares repurchased and cancelled. In addition, there was increased cash used in investing activities of C$179.1 million, for reasons described below.

Cash Flow (Used In) Generated by Operating Activities

For the three month period ended December 31, 2022, the cash used in operating activities was C$128.6 million (December 31, 2021 – cash generated C$318.4 million). The increase in cash used in operating activities for the three month period ended December 31, 2022 was primarily due to lower NSR, decrease in shipment volumes and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap.

For the nine month period ended December 31, 2022, the cash generated by operating activities was C$81.9 million (December 31, 2021 – C$819.6 million). The decrease in cash generated by operating activities for the nine month period ended December 31, 2022 was due to reasons described above.

Further impacting cash used in operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended December 31,				Nine months ended December 31,
millions of dollars	2022		2021		2022		2021
Accounts receivable	C$	15.0	C$	(7.2)	C$	162.0	C$	(171.3)
Inventories		(57.0)		(129.7)		(374.3)		(192.5)
Prepaid expenses, deposits and other current assets		17.4		22.3		24.2		(11.4)
Accounts payable and accrued liabilities		(36.3)		(15.4)		(53.2)		83.7
Taxes payable and accrued taxes		(43.0)		80.1		(0.5)		94.5
Derivative financial instruments (net)		(6.0)		(4.6)		10.8		(15.0)

Total	C$	(109.9)	C$	(54.5)	C$	(231.0)	C$	(212.0)

Cash Flow Used In Investing Activities

For the three and nine month periods ended December 31, 2022, cash used in investing activities was C$85.6 million and C$250.9 million, respectively (December 31, 2021 – C$27.6 million and C$71.8 million, respectively).

17

Expenditures for the acquisition of property, plant and equipment for the three month periods ended December 31, 2022 and December 31, 2021 were C$85.6 million and C$29.6 million, respectively. The Company recorded benefits of C$10.5 million (December 31, 2021 – C$0.9 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below.

Expenditures for the acquisition of property, plant and equipment for the nine month periods ended December 31, 2022 and December 31, 2021 were C$250.9 million and C$73.6 million, respectively. The Company recorded benefits of C$17.7 million (December 31, 2021 – C$3.2 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below.

For the three and nine month periods ended December 31, 2022, the Company had additions to property under construction for the EAF project of C$57.8 million and C$168.4 million, respectively (March 31, 2022 – C$51.4 million); in addition, the Company has issued $48.1 million in letters of credit related to equipment fabrication and delivery of which $8.9 million has been released in accordance with the terms. As at December 31, 2022, since inception of the project the Company had additions to property under construction for the EAF project of C$219.7 million.

For the three and nine month periods ended December 31, 2022, the Company had additions to property under construction for the plate mill modernization project of C$8.4 million and C$25.1 million, respectively (March 31, 2022 – C$39.0 million). As at December 31, 2022, since inception of the project the Company had additions for the plate mill modernization project of C$64.2 million. There has been C$38.6 million transferred into service for the completion of phase one of the plate mill modernization project.

Cash Flow Used In Financing Activities

For the three month period ended December 31, 2022, cash used in financing activities was C$1.0 million (December 31, 2021 – C$73.9 million). The decrease in cash used in financing activities of C$72.9 million is largely due to the repayment of the Secured Term Loan (C$380.0 million) and the Algoma Docks Term Loan Facility (C$70.7 million) offset in part by the proceeds from issuance of shares (C$393.5 million) in the three month period ended December 31, 2021.

For the nine month period ended December 31, 2022, cash used in financing activities was C$561.4 million (December 31, 2021 – C$189.2 million). The increase in cash used in financing activities of C$372.2 million is largely due to the common shares repurchased and cancelled (C$553.2 million) under the Normal Course Issuer Bid and the Substantial Issuer Bid offset in part by the repayment of bank indebtedness (C$86.9 million), the net change discussed above for the repayment of the Secured Term Loan, the Algoma Docks Term Loan Facility and the proceeds from the issuance of shares in the nine month period ended December 31, 2021.

Capital Resources—Financial Position and Liquidity

The Company anticipates making approximately C$80-C$90 million of capital expenditures annually in order to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term to meet its planned growth or to fund development activities.

As at December 31, 2022, the Company had cash of C$244.7 million (March 31, 2022—C$915.3 million), and had unused availability under its Revolving Credit Facility of C$238.8 million ($176.3 million) after taking into account C$87.4 million ($64.5 million) of outstanding letters of credit and borrowing base reserves. At March 31, 2022, the Company had drawn C$0.1 million ($0.09 million), and there was C$278.2 million ($222.6 million) of unused availability after taking into account C$34.1 million ($27.3 million) of outstanding letters of credit and borrowing base reserves.

18

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At December 31, 2022, there was C$12.4 million ($9.2 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at December 31, 2022, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•	$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

On September 20, 2021, the Company, together with the Government of Canada, entered into an agreement of which a benefit of up to C$420.0 million would flow to the Company in the form of a loan up to C$200.0 million from the SIF and a loan up to C$220.0 million from the CIB. Under the terms of the Federal SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and June 30, 2025. Annual repayments of the Federal SIF loan will be scalable based on the Company’s greenhouse gas emission performance.

Under the terms of the CIB agreement (“CIB Facility”), the Company may draw on a non-revolving construction credit facility. Following the completion of the project, quarterly payments including interest at a rate per annum equal to the base rate from the date of borrowing until November 27, 2031, then at a base rate plus 150 basis points until maturity of the loan are required prior to the loan maturity date, November 26, 2046. Pursuant to the terms of the CIB Facility, the amount of credit available is reduced by one-third of any restricted payments or distributions to shareholders, including dividends, and share repurchases. As of December 31, 2022, the amount available under the CIB Facility has been reduced to C$27.4 million as a result of restricted payments made.

On June 13, 2022, the Board of Directors declared a dividend of $0.05 per common share for shareholders of record at market close on June 27, 2022. On July 15, 2022, a dividend of C$9.5 million ($7.3 million) was paid and recorded as a distribution through retained earnings. On August 2, 2022, the Board of Directors declared a dividend of $0.05 per common share for shareholders of record on market close on August 31, 2022. On September 30, 2022, a dividend of C$7.1 million ($5.3 million) was paid and recorded as a distribution through retained earnings.

On November 4, 2022, the Board of Directors declared a dividend of $0.05 per common share for shareholders of record at market close on November 30, 2022. On December 30, 2022, a dividend of C$7.0 million ($5.2 million) was paid and recorded as a distribution through retained earnings.

19

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company is authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company is permitted to acquire its shares until March 2, 2023 under the same terms and conditions.

As at December 31, 2022, the Company purchased and cancelled 3,363,662 common shares at a weighted average book value of C$9.25 ($7.30) per share for a total purchase price of approximately C$37.1 million ($28.6 million). The excess of the purchase price paid over the carrying value of the common shares purchased, totalling C$5.7 million, was recognized as an increase to retained earnings.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada (collectively the “Offer”) to purchase for cancellation up to $400 million of its common shares. The Offer expired on July 27, 2022, and proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer can individually select the price, within a price range of not less than $8.75 and not more than $10.25 per share (in increments of $0.10 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $400 million.

On July 27, 2022, the Offer was completed and 41,025,641 common shares at a weighted average book value of C$9.11 ($7.33) per share were purchased for cancellation at $9.75 per share, for an aggregate amount of $400 million. The excess of the purchase price over the carrying value of the shares purchased totalling C$127.4 million ($99.3 million) was recognized as a reduction to retained earnings. The common shares purchased under the Offer represented approximately 28.0% of the issued and outstanding common shares at the time the Offer was completed. As at December 31, 2022, the Company incurred transaction costs related to the SIB of C$1.1 million which were recorded within capital stock.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at December 31, 2022, the Company’s obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the December 31, 2022, Canadian/US dollar exchange rate of $1.00 = C$0.7383 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	12.4	C$	12.4	C$	—	C$	—	C$	—
Long-term governmental loans		159.2		10.0		14.4		80.6		54.2
Purchase obligations—non-capital		1,388.4		905.7		482.7		—		—
Purchase obligations—capital		297.1		235.6		61.5		—		—
Environmental liabilities		72.6		4.9		4.3		12.9		50.5
Lease obligations		3.5		2.9		0.5		0.1		—

Total	C$	1,933.2	C$	1,171.5	C$	563.4	C$	93.6	C$	104.7

20

Purchase obligations—non-capital, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. The majority of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations. Purchase obligations – capital, represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace and Plate Mill Modernization capital projects.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At December 31, 2022, the Company had C$87.4 million ($64.5 million) (March 31, 2022—C$34.1 million ($27.3 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At December 31, 2022, the Company’s net obligation in respect of its defined benefit pension plans was C$214.4 million (March 31, 2022—C$118.1 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$216.0 million (March 31, 2022 – C$239.8 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at December 31, 2022, there were no transactions, ongoing contractual or other commitments with related parties.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, bank indebtedness, accounts payable and accrued liabilities, derivative financial instruments, warrant liability, earnout liability and long-term governmental loans.

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 23 to the December 31, 2022 condensed interim consolidated financial statements.

Critical Accounting Estimates

As disclosed in Note 5 of the March 31, 2022 consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the March 31, 2022 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

21

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different. The useful life of property, plant and equipment and intangible assets affects the amount of amortization and the net book value disclosed in the Company’s financial statements.

Impairment of property, plant and equipment and intangible assets

Any accounting estimate related to impairment of property, plant and equipment and intangible assets require the Company to make assumptions about future cash flows and discount rates. Further, determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the cash generated unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, realization rates on future steel output, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate weighted average cost of capital. Assumptions about future cash flows require significant judgement because actual operating levels have fluctuated in the past and are expected to do so in the future.

Defined Benefit Retirement Plans

The determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the audited consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, (loss) income would be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that alter tax returns filed may require adjustment in the future.

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2022. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer

22

concluded that such disclosure controls and procedures were effective as at December 31, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have evaluated whether there were changes to the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this MD&A that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and no such changes were identified through their evaluation.

23

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2023						2022								2021
As at and for the three months ended[1]	Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4		Q3
Financial results
Total revenue	C$	567.8	C$	599.2	C$	934.1	C$	941.8	C$	1,064.9	C$	1,010.2	C$	789.1	C$	638.5	C$	430.0
Steel products		512.0		551.5		877.4		879.9		1,009.5		936.5		722.9		585.6		383.8
Non-steel products		12.1		8.2		11.6		13.9		14.2		31.8		24.4		5.6		9.5
Freight		43.7		39.5		45.1		48.0		41.2		41.9		41.8		47.3		36.7
Cost of sales		611.8		569.4		576.8		603.2		599.9		578.7		510.2		476.0		432.2
Administrative and selling expenses		21.7		24.2		28.4		28.0		18.9		29.4		26.7		32.5		15.5
Income (loss) from operations		(65.7)		5.6		328.9		310.6		446.1		402.1		252.2		130.0		(17.7)
Net income (loss)		(69.8)		87.2		301.4		242.9		123.0		288.2		203.7		100.1		(73.5)
Adjusted EBITDA	C$	(35.9)	C$	82.7	C$	357.7	C$	334.4	C$	457.3	C$	430.6	C$	280.8	C$	166.9	C$	11.7
Per common share (diluted)[3]

Net income (loss)	C$	(0.6)	C$	0.36	C$	1.49	C$	1.45	C$	0.92	C$	4.02	C$	2.83	C$	1.40	C$	(1.02)
Financial position
Total assets	C$	2,549.0	C$	2,716.0	C$	3,070.5	C$	2,693.6	C$	2,520.7	C$	2,185.7	C$	1,697.2	C$	1,553.9	C$	1,541.9
Total non-current liabilities		663.4		693.3		618.0		573.5		640.1		1,038.8		1,002.5		1,031.5		1,184.7
Operating results
Average NSR per nt2	C$	1,116	C$	1,266	C$	1,632	C$	1,608	C$	1,827	C$	1,594	C$	1,185	C$	942	C$	701
Adjusted EBITDA per nt2		(78.3)		189.9		665.4		611.1		827.6		733.1		460.3		268.4		21.4
Shipping volume (in thousands of nt)
Sheet		421		411		485		486		481		514		541		543		470
Plate		37		23		52		61		72		73		69		79		78
Slab		1		1		—		—		—		—		—		—		—

1	- Period end date refers to the following: “Q4”—March 31, “Q3”—December 31, “Q2”—September 30 and “Q1”—June 30.

2	- The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3

- Pursuant to the Merger Agreement with Legato as described in the “Merger Transaction” section of this MD&A, on October 19, 2021, the Company effected a reserve stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issused 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,363,662 common shares as at December 31, 2022.

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

24

Trend Analysis

The Company’s financial performance for the third quarter of fiscal year end 2023 (“Q3 2023”) decreased from the second quarter of fiscal year end 2023 (“Q2 2023”), primarily due to a decrease in NSR, a result of weakening market conditions, and an increase in the purchase price of many key inputs such as metallurgical coke, natural gas, alloys, and scrap. The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased C$208.5 million or 48% from C$430.0 million in Q3 2021 to C$638.5 million in the fourth quarter of fiscal year end 2021 (“Q4 2021”), a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$241 from C$701 per nt in Q3 2021 to C$942 per nt in Q4 2021. Further, steel shipments increased by 75 thousand nt or 14% from 547 thousand nt in Q3 2021 to 622 thousand nt in Q4 2021.

•

increased C$150.6 million or 24% from C$638.5 million in Q4 2021 to C$789.1 million in Q1 2022, a result of increased steel revenue mainly due to higher selling price of steel as average NSR per nt increased by C$243.3 from C$942 per nt in Q4 2021 to C$1,185 per nt in Q1 2022.

•

increased C$221.1 million or 28% from C$789.1 million in Q1 2022 to C$1,010.2 million in Q2 2022, a result of increased steel revenue mostly due to higher selling price of steel as average NSR per nt increased by C$409.5 from C$1,185 per nt in Q1 2022 to C$1,594 per nt in Q2 2022.

•

increased C$54.7 million or 5% from C$1,010.2 million in Q2 2022 to C$1,064.9 million in Q3 2022, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$233 from C$1,594 per nt in Q2 2022 to C$1,827 per nt in Q3 2022.

•

decreased C$123.1 million or 12% from C$1,064.9 million in Q3 2022 to C$941.8 million in Q4 2022, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$219 from C$1,827 per nt in Q3 2022 to C$1,608 per nt in Q4 2022.

•

decreased C$7.7 million or 1% from C$941.8 million in Q4 2022 to C$934.1 million in Q1 2023, a result of decreased steel revenue primarily due to lower shipments of steel as shipping volume decreased by 9,693 tons from 547,217 tons in Q4 2022 to 537,524 tons in Q4 2022.

•

decreased C$334.9 million or 36% from C$934.1 million in Q1 2023 to C$599.2 million in Q2 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$366 from C$1,632 per nt in Q1 2023 to C$1,266 per nt in Q2 2023.

•

decreased C$31.4 million or 5% from C$599.2 million in Q2 2023 to C$567.8 million in Q3 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$150 from C$1,266 per nt in Q2 2023 to C$1,116 per nt in Q3 2023.

Net income (loss):

•

of C$100.1 million in Q4 2021 increased compared to (C$73.5) million in Q3 2021 mainly to due higher revenue of C$208.5 million, a result of higher selling prices of steel and increased steel shipments and proportionately lower increase in cost of sales of C$43.8 million.

•

of C$203.7 million in Q1 2022 increased compared to C$100.1 million in Q4 2021 due primarily to higher revenue (increased by C$150.6 million), a result of higher selling prices of steel, proportionately lower increase in cost of sales of C$34.2 million and lower administrative and selling expenses (decreased by C$5.8 million).

•

of C$288.2 million in Q2 2022 increased compared to C$203.6 million in Q1 2022 primarily due to higher revenue of C$221.1 million, a result of higher selling prices of steel with a proportionately lower increase in cost of sales of C$68.5 million.

•

of C$123.0 million in Q3 2022 decreased compared to C$288.2 million in Q2 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger. This was offset in part by changes in fair value of warrant liability (C$6.8 million), changes in fair value of earnout liability (C$33.6 million), changes in fair value of share-based compensation liability (C$2.9 million) and increased revenue due primarily to higher selling price of steel.

•

of C$242.9 million in Q4 2022 increased compared to C$123.0 million in Q3 2022 mostly due to listing expense (C$235.6 million) as a result of the Merger in Q3 2022. This was offset in part by decreased revenue due primarily to lower selling price of steel.

•

of C$301.4 million in Q1 2023 increased compared to C$242.9 million in Q4 2022 mainly due to the changes in fair value of warrant liability (C$51.6 million) and changes in fair value of share-based compensation liability (C$12.3 million).

•

of C$87.2 million in Q2 2023 decreased compared to C$301.4 million in Q1 2023 primarily due to decreased revenue of C$334.9 million, a result of lower selling prices of steel with a lower decrease in cost of sales of C$55.2 million. In addition, pension and post-employment benefit expenses increased as a result of ratifying the collective bargaining agreements (C$53.3 million). This was offset in part by lower income tax expense of C80.0 million due to lower income before income taxes.

25

•

of (C$69.8) million in Q3 2023 decreased compared to C$87.2 million in Q2 2023 primarily due to decreased revenue of C$31.4 million, a result of lower selling prices of steel, and due to an increase in cost of sales of C$42.4 million. In addition, the decrease was due in part to foreign exchange loss increasing as a result of fluctuating exchange rates (C$50.7 million) and the changes in fair value of warrant liability (C$41.5 million).

26

Exhibit 99.2

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at December 31, 2022 and March 31, 2022

and for the three and nine month periods ended

December 31, 2022 and 2021

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
expressed in millions of Canadian dollars, except for per share amounts
Revenue (Note 4)	$567.8	$1,064.9	$2,101.1	$2,864.2
Operating expenses
Cost of sales (Note 5)	$611.8	$599.9	$1,758.0	$1,688.8
Administrative and selling expenses	21.7	18.9	74.3	75.0

(Loss) income from operations	$(65.7)	$446.1	$268.8	$1,100.4

Other income and expenses
Finance income	$(3.9)	$(0.1)	$(10.4)	$(0.1)
Finance costs (Note 6)	4.0	14.5	13.0	44.3
Interest on pension and other post-employment benefit obligations	5.0	2.9	12.4	8.7
Foreign exchange loss (gain)	10.6	2.0	(41.2)	(2.0)
Transaction costs	—	12.3	—	21.5
Listing expense (Note 24)	—	235.6	—	235.6
Change in fair value of warrant liability (Note 24)	6.4	(6.8)	(67.1)	(6.8)
Change in fair value of earnout liability (Note 24)	(0.2)	(33.6)	(9.4)	(33.6)
Change in fair value of share-based compensation liability (Note 24)	(0.2)	(2.9)	(19.6)	(2.9)

	$21.7	$223.9	$(122.3)	$264.7

(Loss) income before income taxes	$(87.4)	$222.2	$391.1	$835.7
Income tax (recovery) expense (Note 18)	(17.6)	99.2	72.2	221.6

Net (loss) income	$(69.8)	$123.0	$318.9	$614.1

Net (loss) income per common share
Basic (Note 21)	$(0.64)	$1.15	$2.50	$7.36
Diluted (Note 21)	$(0.64)	$0.92	$1.66	$6.75

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
expressed in millions of Canadian dollars
Net (loss) income	$(69.8)	$123.0	$318.9	$614.1
Other comprehensive (loss) income, net of income tax, that will be reclassified subsequently to profit or loss
Net unrealized income (loss) on cash flow hedges, net of tax expense of $2.3 million for the three and nine months ended December 31, 2022, respectively, and tax recovery of $12.4 million for the three and nine months ended December 31, 2021 (Note 15)	$(4.1)	$31.6	$31.0	$26.7
Other comprehensive (loss) income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange (loss) gain on translation to presentation currency	$(18.6)	$(8.7)	$125.0	$7.4
Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and nine months ended December 31, 2022 and for the three and nine months ended December 31, 2021 (Notes 16, 17)	$35.7	$(17.7)	$(14.3)	$47.2

	$13.0	$5.2	$141.7	$81.3

Total comprehensive (loss) income	$(56.8)	$128.2	$460.6	$695.4

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	December 31, 2022	March 31, 2022
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$244.7	$915.3
Restricted cash (Note 7)	3.9	3.9
Taxes receivable	15.0	—
Accounts receivable, net (Note 8)	248.7	402.3
Inventories, net (Note 9)	912.2	480.0
Prepaid expenses and deposits	90.2	79.9
Margin payments (Note 15)	—	29.5
Derivative financial instruments (Note 15)	3.4	—
Other assets	6.1	5.6

Total current assets	$1,524.2	$1,916.5

Non-current
Property, plant and equipment, net (Note 10)	$1,022.4	$773.7
Intangible assets, net	1.0	1.1
Other assets	1.4	2.3

Total non-current assets	$1,024.8	$777.1

Total assets	$2,549.0	$2,693.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 11)	$12.4	$0.1
Accounts payable and accrued liabilities (Note 12)	224.2	261.9
Taxes payable and accrued taxes (Note 13)	87.7	64.3
Current portion of other long-term liabilities	0.4	0.4
Current portion of governmental loans (Note 14)	10.0	10.0
Current portion of environmental liabilities	4.9	4.5
Derivative financial instruments (Note 15)	—	28.8
Warrant liability (Note 24)	37.8	99.4
Earnout liability (Note 24)	12.8	22.7
Share-based payment compensation liability (Note 24)	25.5	45.4

Total current liabilities	$415.7	$537.5

Non-current
Long-term governmental loans (Note 14)	$98.1	$85.2
Accrued pension liability (Note 16)	214.4	118.1
Accrued other post-employment benefit obligation (Note 17)	216.0	239.8
Other long-term liabilities	3.6	4.0
Environmental liabilities	31.4	33.5
Deferred income tax liabilities (Note 18)	99.9	92.9

Total non-current liabilities	$663.4	$573.5

Total liabilities	$1,079.1	$1,111.0

Shareholders’ equity
Capital stock (Note 20)	$958.4	$1,378.0
Accumulated other comprehensive income	293.7	152.0
Retained earnings	239.6	77.8
Contributed deficit (Note 24)	(21.8)	(25.2)

Total shareholders’ equity	$1,469.9	$1,582.6

Total liabilities and shareholders’ equity	$2,549.0	$2,693.6

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed (Deficit) Surplus	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit	Cash flow hedge reserve - unrealized gain (loss) (Note 15)	Accumulated other compre- hensive income	Retained earnings (Deficit)	Total Shareholders’ equity
Balance at March 31, 2022	$1,378.0	$(25.2)	$(16.4)	$193.1	$(24.7)	$152.0	$77.8	$1,582.6
Net income	—	—	—	—	—	—	318.9	318.9
Other comprehensive income (loss)	—	—	125.0	(14.3)	31.0	141.7	—	141.7
Common shares repurchased and cancelled (Note 20)	(419.6)	—	—	—	—	—	(133.5)	(553.1)
Issuance of performance and restricted share units (Note 26)	—	3.4	—	—	—	—	—	3.4
Dividends paid (Note 27)	—	—	—	—	—	—	(23.6)	(23.6)

Balance at December 31, 2022	$958.4	$(21.8)	$108.6	$178.8	$6.3	$293.7	$239.6	$1,469.9

Balance at March 31, 2021	$409.5	$4.1	$(0.9)	$75.2	$(64.8)	$9.5	$(249.3)	$173.8
Net income	—	—	—	—	—	—	614.1	614.1
Other comprehensive income	—	—	7.4	47.2	26.7	81.3	—	81.3
Exercise of performance share units, net of director units reclassified (Note 26)	—	(30.0)	—	—	—	—	—	(30.0)
Issuance of capital stock (Note 22)	542.7	—	—	—	—	—	—	542.7
Return of capital (Note 22)	(8.3)	—	—	—	—	—	—	(8.3)
Earnout rights (Note 24)	—	—	—	—	—	—	(521.3)	(521.3)

Balance at December 31, 2021	$943.9	$(25.9)	$6.5	$122.4	$(38.1)	$90.8	$(156.5)	$852.3

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	$(69.8)	$123.0	$318.9	$614.1
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	24.7	21.5	69.7	64.3
Deferred income tax (benefit) expense (Note 18)	4.9	9.0	(11.2)	105.5
Pension expense in excess of funding (pension funding in excess of expense)	(0.5)	4.0	48.3	0.7
Post-employment benefit funding in excess of expense	(2.3)	(1.6)	(2.6)	(5.1)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	2.9	0.5	(13.9)	(0.3)
post-employment benefit obligations	2.6	1.4	(17.9)	(2.8)
Finance costs (Note 6)	4.0	14.5	13.0	44.3
Interest on pension and other post-employment benefit obligations	5.0	2.9	12.4	8.7
Accretion of governmental loans and environmental liabilities	3.4	3.1	9.7	9.1
Unrealized foreign exchange loss (gain) on government loan facilities	1.3	0.4	(8.0)	(0.8)
Increase (decrease) in fair value of warrant liability (Note 24)	6.4	(6.8)	(67.1)	(6.8)
Decrease in fair value of earnout liability (Note 24)	(0.2)	(33.6)	(9.4)	(33.6)
Decrease in fair value of share-based payment compensation liability (Note 24)	(0.2)	(2.9)	(19.6)	(2.9)
Listing expense (Note 24)	—	235.6	—	235.6
Other	0.4	3.4	(3.1)	4.5

	$(17.4)	$374.4	$319.2	$1,034.5
Net change in non-cash operating working capital (Note 22)	(109.9)	(54.5)	(231.0)	(212.0)
Share-based payment compensation and earnout units settled	—	—	(4.6)	—
Environmental liabilities paid	(1.3)	(1.4)	(1.7)	(2.9)

Cash (used in) generated by operating activities	$(128.6)	$318.4	$81.9	$819.6

Investing activities
Acquisition of property, plant and equipment (Note 10)	$(85.6)	$(29.6)	$(250.9)	$(73.6)
Acquisition of intangible asset	—	(0.2)	—	(0.4)
Recovery of parent company promissory note receivable	—	2.2	—	2.2

Cash used in investing activities	$(85.6)	$(27.6)	$(250.9)	$(71.8)

Financing activities
Bank indebtedness advanced (repaid) (Note 11)	$12.0	$—	$12.3	$(86.9)
Repayment of Secured Term Loan	—	(380.0)	—	(381.8)
Repayment of Algoma Docks Term Loan Facility	—	(70.7)	—	(75.9)
Governmental loans received (Note 14)	15.0	—	30.2	—
Governmental loans benefit (Note 14)	(9.6)	—	(16.8)	—
Repayment of governmental loans (Note 14)	(2.5)	—	(7.5)	—
Interest paid	—	(14.8)	(0.1)	(36.2)
Proceeds from issuance of shares	—	393.5	—	393.5
Dividends paid	(7.0)	—	(23.6)	—
Common shares repurchased and cancelled (Note 20)	(6.5)	—	(553.2)	—
Other	(2.4)	(1.9)	(2.7)	(1.9)

Cash used in financing activities	$(1.0)	$(73.9)	$(561.4)	$(189.2)

Effect of exchange rate changes on cash	$(5.0)	$4.0	$59.8	$7.7
Cash
(Decrease) increase in cash	(220.2)	220.9	(670.6)	566.3
Opening balance	464.9	366.6	915.3	21.2

Ending balance (Note 7)	$244.7	$587.5	$244.7	$587.5

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement, by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”). On October 19, 2021 (the “Closing”), the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.

The condensed interim consolidated financial statements of the Company as at December 31, 2022 and March 31, 2022 and for the three and nine month periods ended December 31, 2022 and 2021 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company’s annual consolidated financial statements for the year ended March 31, 2022 and Note 24 of these condensed interim consolidated financial statements. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2022 and March 31, 2021.

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on February 13, 2023.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2022 and March 31, 2021 and Note 24 of the condensed interim consolidated financial statements. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“US dollar” and “US $”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. The items included in the condensed interim consolidated financial statements are measured using the US dollar.

The condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$”).

3.	FUTURE ACCOUNTING CHANGES

Standards and Interpretations issued and not yet adopted

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” sets out amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The application of this amendment is not expected to have a significant impact on the condensed interim consolidated statements of financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

Amended Scope of Recognition

IAS 12 “Income Taxes” sets out amendments that narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The application of this amendment is not expected to have a significant impact on the condensed interim consolidated statements of financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	FUTURE ACCOUNTING CHANGES (continued)

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” sets out amendments introducing the definition of an accounting estimate and includes other amendments to assist entities distinguish changes in accounting estimates from changes in accounting policies. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting estimates that occur on or after the start of that period. Early adoption is permitted.

Classification of Liabilities as Current or Non-current

IAS 1 “Presentation of Financial Statements” sets out amendments to remove the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting, however management is still assessing impacts. This amendment is effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted.

4.	REVENUE

The Company is viewed as a single business segment involving steel production for purposes of internal performance measurement and resource allocation.

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Total revenue is comprised of:
Sheet & Strip	$426.3	$872.2	$1,683.8	$2,334.2
Plate	85.4	137.3	256.2	334.7
Slabs	0.3	—	0.9	—
Freight	43.7	41.2	128.3	124.9
Non-steel revenue	12.1	14.2	31.9	70.4

	$567.8	$1,064.9	$2,101.1	$2,864.2

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$200.9	$320.5	$746.5	$951.5
Sales to customers in the United States	359.8	713.3	1,328.3	1,844.3
Sales to customers in the rest of the world	7.1	31.1	26.3	68.4

	$567.8	$1,064.9	$2,101.1	$2,864.2

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	REVENUE (continued)

For the three and nine month periods ended December 31, 2022, sales of $84.5 million and $268.4 million, respectively, to one customer represented greater than 10% of total revenue. For the three and nine month periods ended December 31, 2021, sales of $123.9 million and $316.0 million, respectively, to one customer represented greater than 10% of total revenue.

5.	COST OF SALES

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Total cost of sales is comprised of:
Cost of steel revenue	$556.0	$544.3	$1,597.8	$1,513.3
Cost of freight revenue	43.7	41.4	128.3	125.1
Cost of non-steel revenue	12.1	14.2	31.9	50.4

	$611.8	$599.9	$1,758.0	$1,688.8

Inventories recognized as cost of sales:	$568.1	$558.5	$1,629.7	$1,563.7

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$19.2	$1.0	$23.0	$2.1

Amortization included in cost of steel revenue for the three and nine month periods ended December 31, 2022 was $24.6 million and $69.4 million, respectively. Amortization included in cost of steel revenue for the three and nine month periods ended December 31, 2021 was $21.4 million and $64.0 million, respectively. Wages and benefits included in cost of steel revenue for the three and nine month periods ended December 31, 2022 was $84.2 million and $290.4 million, respectively. Past service costs of $47.9 million, as described below, are included in cost of steel revenue for the nine month period ended December 31, 2022. Wages and benefits included in cost of steel revenue for the three and nine month periods ended December 31, 2021 was $83.2 million and $231.8 million, respectively.

Federal Greenhouse Gas Pollution Pricing Act

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the three and nine month periods ended December 31, 2022, total Carbon Tax recognized in cost of sales as an expense was $1.2 million and $4.3 million, respectively. For the three and nine month periods ended December 31, 2021 total Carbon Tax recognized as a recovery in cost of sales was $0.1 million and $1.0 million, respectively.

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $44.5 million and $3.4 million respectively, of which $47.9 million was recorded in cost of steel revenue for the nine month period ended December 31, 2022 (nil for the three month period ended December 31, 2022).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

6.	FINANCE COSTS

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Finance costs are comprised of:
Interest on the Revolving Credit Facility (Note 11)	$0.1	$—	$0.1	$0.1
Interest on the Secured Term Loan Facility	—	5.0	—	24.1
Interest on the Algoma Docks Term Loan Facility	—	0.5	—	2.5
Other interest (recovery) expense	(0.3)	0.4	0.4	1.0
Revolving Credit Facility fees	0.5	0.5	1.8	1.2
Unwinding of issuance costs of debt facilities (Note 11)	3.7	8.1	10.7	15.4

	$4.0	$14.5	$13.0	$44.3

7.	CASH AND RESTRICTED CASH

At December 31, 2022, the Company had $244.7 million of cash (March 31, 2022 – $915.3 million) and restricted cash of $3.9 million (March 31, 2022 – $3.9 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both December 31, 2022 and March 31, 2022.

8.	ACCOUNTS RECEIVABLE, NET

As at,	December 31, 2022	March 31, 2022
The carrying amount of:
Trade accounts receivable	$220.9	$389.0
Allowance for doubtful accounts	(1.1)	(2.4)
Governmental loan claims receivable
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”)
Agreement	18.0	5.2
Northern Industrial Electricity Rate program rebate receivable	2.5	2.8
Other accounts receivable	8.4	7.7

	$248.7	$402.3

Allowance for doubtful accounts

As at,	December 31, 2022	March 31, 2022
Opening balance	$(2.4)	$(1.8)
Remeasurement of loss allowance	1.3	(0.6)

Ending balance	$(1.1)	$(2.4)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

9.	INVENTORIES, NET

As at,	December 31, 2022	March 31, 2022
The carrying amount of:
Raw materials and consumables	$638.1	$308.7
Work in progress	189.5	103.6
Finished goods	84.6	67.7

	$912.2	$480.0

10.	PROPERTY PLANT AND EQUIPMENT, NET

As at,	December 31, 2022	March 31, 2022
The carrying amount of:
Freehold land	$6.6	$6.1
Buildings	40.4	39.3
Machinery and equipment	671.7	605.5
Computer hardware	0.6	0.6
Right-of-use assets	3.5	3.4
Property under construction	299.6	118.8

	$1,022.4	$773.7

Amortization of property, plant and equipment

Amortization of property, plant and equipment for the three and nine month periods ended December 31, 2022 was $24.0 million and $72.4 million, respectively. Amortization for the three and nine month periods ended December 31, 2021 was $21.5 million and $64.3 million, respectively. Amortization included in inventories at December 31, 2022, amounted to $12.1 million (March 31, 2022 - $7.9 million).

Acquisitions and disposals

During the three month period ended December 31, 2022, property, plant and equipment were acquired at an aggregate net cost of $85.6 million (December 31, 2021 - $29.6 million); comprised of property, plant and equipment acquired with a total cost of $96.1 million (December 31, 2021 - $30.5 million), against which the Company recognized benefits totalling $10.5 million (December 31, 2021 - $0.9 million) in respect of the governmental loans and the governmental grant discussed in Note 16. During the nine month period ended December 31, 2022, property, plant and equipment were acquired at an aggregate net cost of $250.9 million (December 31, 2021 - $73.6 million); comprised of property, plant and equipment acquired with a total cost of $268.6 million (December 31, 2021 - $76.8 million), against which the Company recognized benefits totalling $17.7 million (December 31, 2021 - $3.2 million) in respect of the governmental loans and the government grants discussed in Note 16.

At December 31, 2022, property under construction includes prepaid progress payments of $150.7 million for the transition from blast furnace steel production to electric arc furnace (“EAF”) (March 31, 2022 – $46.9 million). As at December 31, 2022, property under construction is largely comprised of the EAF and plate mill modernization projects totaling $216.0 million.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

10.	PROPERTY PLANT AND EQUIPMENT, NET (continued)

During the three and nine month periods ended December 31, 2022, the Company did not dispose of any property, plant and equipment. For the three month period ended December 31, 2021, the Company did not dispose of any property, plant and equipment. For the nine month period ended December 31, 2021, the Company disposed of property, plant and equipment with a cost of $0.3 million which resulted in a net gain of $0.3 million.

11.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. The Revolving Credit Facility bears interest at a rate of London Inter-Bank Overnight Rate (“LIBOR”) plus an applicable margin of 1.5%.

At December 31, 2022, the Company had drawn $12.4 million (US $9.2 million), and there was $238.8 million (US $176.3 million) of unused availability after taking into account $87.4 million (US $64.5 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2022, the Company had drawn $0.1 million (US $0.09 million), and there was $278.2 million (US $222.6 million) of unused availability after taking into account $34.1 million (US $27.3 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $7.0 million, and are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has an initial maturity date of November 30, 2023. At December 31, 2022, the unamortized transaction costs related to the Revolving Credit Facility were $1.2 million (March 31, 2022—$2.1 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the nine month period ended December 31, 2022 arising from financing activities are presented below:

Balance at March 31, 2022	$0.1
Revolving Credit Facility drawn	13.8
Repayment of Revolving Credit Facility	(1.5)

Balance at December 31, 2022	$12.4

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	December 31, 2022	March 31, 2022
The carrying amount of:
Accounts payable	$56.6	$54.6
Accrued liabilities	113.3	54.3
Wages and accrued vacation payable	54.3	153.0

	$224.2	$261.9

13.	TAXES PAYABLE AND ACCRUED TAXES

As at,	December 31, 2022	March 31, 2022
The carrying amount of:
Payroll taxes payable	$4.3	$3.7
Sales taxes payable	0.6	4.2
Carbon tax accrual	5.5	3.1
Income taxes payable (Note 18)	77.3	53.3

	$87.7	$64.3

14.	GOVERNMENTAL LOANS

As at,	December 31, 2022	March 31, 2022
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$29.3	$33.4
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	44.5	41.9
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	9.5	8.8
Federal SIF Agreement loan, denominated in Canadian dollars, due January 1, 2030	14.8	1.1

	$98.1	$85.2

Current portion
Federal AMF Loan, denominated in Canadian dollars	$10.0	$10.0

	$108.1	$95.2

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	GOVERNMENTAL LOANS (continued)

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2022	$59.2	$(26.5)	$10.5	$43.4
Movement in the period	(7.5)	—	3.4	(4.1)

Balance at December 31, 2022	$51.7	$(26.5)	$13.9	$39.3

Provincial MENDM Loan
Balance at March 31, 2022	$60.0	$(26.4)	$8.4	$41.9
Movement in the period	—	—	2.6	2.6

Balance at December 31, 2022	$60.0	$(26.4)	$11.0	$44.5

Federal SIF Loan
Balance at March 31, 2022	$15.0	$(7.8)	$1.6	$8.8
Movement in the period	—	—	0.7	0.7

Balance at December 31, 2022	$15.0	$(7.8)	$2.3	$9.5

Federal SIF EAF Loan
Balance at March 31, 2022	$2.2	$(1.1)	$—	$1.1
Movement in the period	30.2	(16.8)	0.3	13.7

Balance at December 31, 2022	$32.4	$(17.9)	$0.3	$14.8

Total, Governmental Loans
Balance at March 31, 2022	$136.5	$(61.8)	$20.5	$95.2
Movement in the period	22.7	(16.8)	7.0	12.9

Balance at December 31, 2022	$159.2	$(78.6)	$27.5	$108.1

15.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. As of December 31, 2022, the Company has entered into agreements to hedge the revenue on the sale of steel. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on Mark-to-Market (MTM) exposure of the commodity contracts in excess of US $0.25 million. As of December 31, 2022, the Company has made margin payments of nil (March 31, 2022 - $29.5 million) as a cash collateral, which does not meet the offsetting criteria in IAS 32 “Financial instruments - presentation”.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The commodity contracts to hedge the NYMEX price of the Hot rolled coil price of steel are derivatives which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive (loss) income. The steel derivative contracts terminated as at December 31, 2022. During the three and nine month periods ended December 31, 2022, the Company did not enter into any agreements to hedge the price of steel. During the three and nine month periods ended December 31, 2021, the Company entered into agreements to hedge the price of steel for 24,000 tons and 96,000 tons, respectively. During the three and nine month periods ended December 31, 2022, steel hedge agreements for 24,000 tons and 69,000 tons, respectively expired. During the three and nine month periods ended December 31, 2021, steel hedge agreements for 35,000 tons and 84,000 tons respectively, expired.

The fair value and notional amounts of these derivatives are as follows:

	Fair Value Liability (Asset)		Notional Amounts (tons, in thousands)		Average Price (USD) (per ton)
	December 31, 2022	March 31, 2022	December 31, 2022	March 31, 2022	December 31, 2022	March 31, 2022
Cash flow hedges - commodity price risk
Natural gas swaps	$—	$0.2	—	—	$—	—
Steel swaps	(3.4)	28.6	21.0	90.0	$1,006.4	1,091.0

	$(3.4)	$28.8

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive (loss) income and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items (basis adjustment).

During the nine month period ended December 31, 2022, the unrealized income resulting from the steel hedges of $31.2 million, net of tax of $2.3 million (March 31, 2022 – unrealized loss of $89.5 million, net of tax of $7.8 million), was recognized in the cash flow hedge reserve in other comprehensive (loss) income. During the nine month period ended December 31, 2022, the realized loss resulting from the steel hedge of $0.2 million (March 31, 2022 – unrealized loss of $127.5 million), was subsequently reclassified from Other Comprehensive (Loss) Income and recognized in revenue.

During the nine month period ended December 31, 2022, the Company did not enter into any agreements to hedge the cost of natural gas. During the year ended March 31, 2022, the Company entered into an agreement to hedge the cost of natural gas that was consumed between January 1, 2022, and March 31, 2022. Management designated this hedge as a cash flow hedge, and accordingly measured the effectiveness of the hedge on a monthly basis throughout the life of the agreement. The realized loss resulting from this agreement of $2.1 million, was initially recorded in the Cash Flow Hedge Reserve in Other Comprehensive (Loss) Income, and was subsequently recognized in cost of sales.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive (loss) income is as follows:

As at,	December 31, 2022	March 31, 2022
Opening balance	$24.7	$64.8
(Income) loss arising on changes in fair value of cash flow hedges, net of tax expense of $2.3 million and recovery of $7.8 million, respectively	(31.2)	89.5
Income reclassified to net (loss) income	0.2	(129.6)

Net unrealized income on cash flow hedges	(31.0)	(40.1)

Ending balance - (income) loss	$(6.3)	$24.7

16.	PENSION BENEFITS

Defined benefit plans

The components of amounts recognized in the condensed interim consolidated statements of net (loss) income in respect of these defined benefit plans are presented below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
Amounts recognized in net (loss) income were as follows:
Current service cost	$4.0	$5.2	$12.5	$15.6
Past service cost	—	—	49.5	—
Net interest cost	2.5	0.9	5.1	2.7

	$6.5	$6.1	$67.1	$18.3

Defined benefit costs recognized in:
Cost of sales	$3.6	$4.7	$55.8	$14.1
Administrative and selling expense	0.4	0.5	6.2	1.5
Interest on pension liability	2.5	0.9	5.1	2.7

	$6.5	$6.1	$67.1	$18.3

The amounts recognized in the condensed interim consolidated statements of other comprehensive (loss) income in respect of these defined benefit plans are presented below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
Amounts recognized in other comprehensive (loss) income, were as follows:
Actuarial (income) loss on accrued pension liability	$(31.3)	$14.3	$42.9	$(58.2)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	PENSION BENEFITS (continued)

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective on August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan of $49.5 million, of which $44.5 million was recorded in cost of steel revenue and $5.0 million was recorded in administrative and selling expense for the nine month period ended December 31, 2022 (nil for the three month period ended December 31, 2022).

17.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net (loss) income in respect of these other post-employment benefit plans are presented below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
Amounts recognized in net (loss) income were as follows:
Current service cost	$0.7	$0.9	$2.3	$2.7
Past service cost	—	—	3.8	—
Net interest cost	2.5	2.0	7.3	6.0

	$3.2	$2.9	$13.4	$8.7

Post employment benefit costs recognized in:
Cost of sales	$0.6	$0.8	$5.4	$2.4
Administrative and selling expense	0.1	0.1	0.7	0.3
Interest on pension liability	2.5	2.0	7.3	6.0

	$3.2	$2.9	$13.4	$8.7

The amounts recognized in the condensed interim consolidated statements of other comprehensive (loss) income in respect of these other post-employment benefit plans are presented below.

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
Amounts recognized in other comprehensive (loss) income, were as follows:
Actuarial (income) loss on accrued post- employment benefit liability	$(4.4)	$3.4	$(28.6)	$11.0

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective on August 1, 2022. The settlement resulted in a past service cost adjustment related to other post-employment benefits of $3.8 million, of which $3.4 million was recorded in cost of steel revenue and $0.4 million was recorded in administrative and selling expense for the nine month period ended December 31, 2022 (nil for the three month period ended December 31, 2022).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	TAX MATTERS

The components of income tax expense for the three and nine month periods ended December 31, 2022 and December 31, 2021, are as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
Income tax (recovery) expense recognized in net (loss) income:
Current tax (recovery) expense	$(22.5)	$90.2	$83.4	$116.1
Deferred income tax expense (benefit)	4.9	9.0	(11.2)	105.5

	$(17.6)	$99.2	$72.2	$221.6

19.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.

Legal Matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

Environmental Matters

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. At present, the Company has not received any orders or offenses from any regulatory authority. The Company may be subject to regulatory fines and other public and private actions in the future as a result of the incident but the financial and other impact of this incident is currently unknown.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value
Balance at March 31, 2022	147,957,787	$1,378.0
Common shares repurchased and cancelled:
Normal Course Issuer Bid	(3,363,662)	(31.2)
Substantial Issuer Bid	(41,025,641)	(388.4)

Balance at December 31, 2022	103,568,484	$958.4

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company is authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company is permitted to acquire its shares until March 2, 2023 under the same terms and conditions.

As at December 31, 2022, the Company purchased and cancelled 3,363,662 common shares at a weighted average book value of $9.25 (US$7.30) per share for a total purchase price of approximately $37.1 million (US$28.6 million). The excess of the carrying value of the common shares purchased over the purchase price paid totalling $5.7 million, was recognized as an increase to retained earnings.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer in the United States (collectively the “Offer”) to purchase for cancellation up to US$400 million of its common shares. The Offer, expiring on July 27, 2022, proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer can individually select the price, within a price range of not less than US$8.75 and not more than US$10.25 per share (in increments of US$0.10 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US$400 million.

On July 27, 2022, the Offer was completed and 41,025,641 common shares at a weighted average book value of $9.11 (US$7.33) per share were purchased for cancellation at US$9.75 per share, for an aggregate amount of US$400 million. The excess of the purchase price over the carrying value of the shares purchased totalling $127.4 million (US$99.3 million) was recognized as a reduction to retained earnings. The common shares purchased under the Offer represented approximately 28.0% of the issued and outstanding common shares at the time the Offer was completed. As at December 31, 2022, the Company incurred transaction costs related to the SIB of $1.1 million which were recorded within capital stock.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per common share:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
(in millions)
Net (loss) income attributable to ordinary shareholders	$(69.8)	$123.0	$318.9	$614.1
Gain on change in fair value of warrants(i)	—	(6.8)	(67.1)	(6.8)

Net (loss) income attributable to ordinary shareholders (diluted)	$(69.8)	$116.2	$251.8	$607.3

(in millions)
Weighted average common shares outstanding(ii)	108.4	106.8	127.4	83.5
Dilutive effect of warrants(i)	—	19.4	24.2	6.5

Dilutive weighted average common shares outstanding	108.4	126.2	151.6	90.0

Net (loss) income per common share:
Basic	$(0.64)	$1.15	$2.50	$7.36
Diluted	$(0.64)	$0.92	$1.66	$6.75

(i)

In connection with the Merger, 24,179,000 units of the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. For the purposes of determining diluted net (loss) income per common share, net income for the nine month period ended December 31, 2022 was adjusted for the change in the fair value of the warrants in the amount of $67.1 million (US$51.6 million) as the warrants were determined to be dilutive. The net loss for the three month period ended December 31, 2022 was not adjusted for the change in fair value of the warrants for the period as it was determined that it would be anti-dilutive in the computation of diluted net (loss) income per common share.

On May 17, 2022, the Board of Directors granted 151,064 and 603,676 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan. For the purposes of determining diluted net (loss) income per share, the restricted share units and performance share units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that would vest if the end of the contingency period fell on the same day as period end. The restricted share units and performance share units included in diluted net (loss) income per share for the three and nine month periods ended December 31, 2022 is nil and 62,845 common shares, respectively.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	NET (LOSS) INCOME PER SHARE (continued)

(ii)

Pursuant to the Merger, on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775%. As a result, 71,767,775 common shares of the Company were issued in replacement of the 100,000,001 common shares previously outstanding. The reverse stock split is also accounted for in the comparative periods for which net (loss) income per common share is presented.

Concurrently, the Company issued an additional 30,306,320 and 10,000,000 common shares to the Legato common shareholders and PIPE Investors, respectively. These common shares have been included in the weighted average common shares outstanding.

As part of the Merger, a maximum of 37,500,000 earnout rights were granted to all of the previous shareholders of the Company, including LTIP award holders, and become issuable when specific financial targets are met within a prescribed timeframe. The required financial targets were achieved on December 31, 2021 and have been included in the calculation of basic and diluted net (loss) income per common share as if they were issued on that day. As at December 31, 2022, a total of 125,923 earnout rights were settled for cash upon the retirement of an employee. Accordingly, these shares are reduced from the weighted average common shares outstanding.

Further, upon the consummation of the Merger, the Company cancelled the previous long-term incentive plan (“LTIP” or “Plan”) and all outstanding awards under the Plan were replaced with Replacement LTIP awards (refer to Note 24). Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. As a result of the Merger, 3,232,628 units of Replacement LTIP Awards granted to the former shareholders and LTIP award holders of the Company. As at December 31, 2022, a total of 266,186 of Replacement LTIP awards were settled for cash upon the retirement of an employee. Accordingly, it is reduced from the weighted average common shares outstanding.

Subsequent to the cancellation of the Plan, the Company introduced an Omnibus Equity Incentive Plan (“Omnibus Plan”). During the three month period ended December 31, 2022, the Company recognized 50,334 deferred share units as vested to various Directors of the Company in respect of their annual retainers. The deferred share units recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration.

On March 3, 2022, the Company commenced a NCIB after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company repurchased 3,363,662 common shares between April to December of 2022. This has been recorded as a reduction to capital stock. See Note 20.

On July 27, 2022, the Company completed its substantial issuer bid (“SIB”) offer and 41,025,641 common shares were purchased for cancellation at US$9.75 per share, for an aggregate amount of US$400 million. This has been recorded as a reduction to capital stock. See Note 20.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

22.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Accounts receivable	$15.0	$(7.2)	$162.0	$(171.3)
Taxes payable and accrued taxes	(43.0)	80.1	(0.5)	94.5
Inventories	(57.0)	(129.7)	(374.3)	(192.5)
Prepaid expenses and other current assets	17.4	22.3	24.2	(11.4)
Accounts payable and accrued liabilities	(36.3)	(15.4)	(53.2)	83.7
Derivative financial instruments	(6.0)	(4.6)	10.8	(15.0)

	$(109.9)	$(54.5)	$(231.0)	$(212.0)

23.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of cash, restricted cash, accounts receivable, margin payments, bank indebtedness and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 11 approximates the respective carrying value due to variable interest rates.

The fair value of natural gas and steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market forward prices of NYMEX natural gas and hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.

The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and is calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and +delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

The maximum credit exposure at December 31, 2022 is the carrying amount of accounts receivable of $248.7 million (March 31, 2022—$402.3 million). At December 31, 2022, there was no customer account greater than 10% of the carrying amount of accounts receivable. At March 31, 2022, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at December 31, 2022, $6.5 million, or 2.6% (March 31, 2022—$2.1 million, or 0.5%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at December 31, 2022 was $1.1 million (March 31, 2022—$2.4 million), as disclosed in Note 8.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6 to the March 31, 2022 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 15, during the three and nine month periods ended December 31, 2022, the Company was a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. These activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

The Company’s Canadian dollar denominated financial instruments as at December 31, 2022 and March 31, 2022, were as follows:

As at,	December 31, 2022	March 31, 2022
Cash	$3.9	$25.0
Restricted cash	3.6	3.9
Accounts receivable	99.9	164.1
Bank indebtedness	—	(0.1)
Accounts payable and accrued liabilities	(130.1)	(203.3)
Governmental loans	(108.1)	(95.2)
Other long-term liabilities	(3.1)	—

Net Canadian dollar denominated financial instruments	$(133.9)	$(105.6)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and nine month periods ended December 31, 2022 would have decreased (or increased) income (loss) from operations by $0.4 million, respectively. A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and nine month periods ended December 31, 2021 would have decreased (or increased) income from operations by nil and $1.3 million, respectively.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and nine month periods ended December 31, 2022, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil (December 31, 2021—$0.4 million and $3.0 million, respectively).

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on financial liabilities bearing interest at LIBOR plus basis points including the Company’s Revolving Credit Facility, as disclosed in Note 11. The Company is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates including announcements made by Interbank Offered Rate (IBOR). The referenced benchmark rates applicable to the Company are expected to be published until at least June of 2023 and prior to their expiry Algoma will work with the administrative agent of its various LIBOR exposed credit agreements to replace LIBOR with a fallback reference rate at similar commercial terms to today’s rates.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 19. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 15 to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

At December 31, 2022, the Company had commodity-based swap contracts with an aggregate notional quantity of 21,000 net tons (December 31, 2021—129,000 net tons) outstanding, and a 10% increase in the price of hot-rolled coil (U.S. Midwest Domestic Hot-Rolled Coil Steel (CRU) Index), assuming foreign exchange remains unchanged, would result in approximately $2.0 million (December 31, 2021—$20.8 million) decrease in the Company’s profit or loss.

24.	MERGER TRANSACTION

On October 19, 2021, the Merger between Merger Sub and Legato was completed, with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company (“Closing”). Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was $421.3 million (US $340.9 million). As part of the Merger, Algoma acquired cash, a receivable then owing between Legato and Algoma Steel Inc. and issued replacement warrants to Legato warrant holders, with the difference accounted for as a listing expense.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

Warrants

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

(i) Public Warrants

The Public Warrants expire five years after the completion of the Merger, or earlier upon redemption or liquidation in accordance with the warrant terms. The Public Warrants are exercisable for cash or on a cashless basis at the Company’s option.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	MERGER TRANSACTION (continued)

(ii) Private Warrants

The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers.

Given the cash and cashless settlement options, the Company has accounted for the Warrants as a liability which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statements of net (loss) income. On Closing, the Company recognized a liability in the amount of $92.0 million (US $74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each Warrant.

As at December 31, 2022, the 24,179,000 Warrants remain outstanding with an estimated fair value of US$1.16 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $37.8 million (US $27.9 million) (March 31, 2022—$99.4 million) in warrant liability on the condensed interim consolidated statements of financial position. Loss on change in the fair value of the warrant liability for the three month period ended December 31, 2022 of $6.4 million (US$4.7 million) and gain on change in the fair value of the warrant liability for the nine month period ended December 31, 2022 of $67.1 million (US$51.6 million) are presented in the condensed interim consolidated statements of net (loss) income (three and nine month periods ended December 31, 2021 – nil, respectively).

Replacement Long Term Incentive Plan (“LTIP”) Awards

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for US$0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.

Upon the consummation of the Merger, the Company issued Replacement LTIP Awards (refer to Note 26) to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

On October 19, 2021, the Company approved Omnibus Plan that would allow the Company to grant various awards to its employees. Refer to Note 26.

As at December 31, 2022, 266,186 units of Replacement LTIP Awards were surrendered by retiring employees and was settled for total cash consideration of $3.2 million. As such, 2,966,442 Replacement LTIP Awards remain outstanding with an estimated fair value of US$6.34 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $25.5 million (US $18.8 million) (March 31, 2022—$45.4 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	MERGER TRANSACTION (continued)

Earnout Rights

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statements of net (loss) income.

As at December 31, 2021, all the conditions related to the earnout rights were satisfied and the Board of Directors subsequently approved the issuance of common shares to non-management holders of the earnout rights. On February 9, 2022, the Company issued 35,883,692 common shares related to the earnout rights at US$9.54 per share. As a result, the Company derecognized the related earnout liability.

As at December 31, 2022, 125,923 units of earnout rights were surrendered by a retiring employee and was settled for total cash consideration of $1.5 million. As such, 1,490,715 earnout rights remain outstanding with an estimated fair value of US$6.34 per unit based on the market price of the Company’s common shares, for which an earnout liability of $12.8 million (US $9.5 million) (March 31, 2022—$22.7 million) was recognized on the condensed interim consolidated statements of financial position.

25.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

Remuneration of the Company’s Board of Directors and ELT for the respective periods is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Salaries and benefits	$0.9	$1.0	$11.3	$4.4
Director fees	0.4	0.4	0.9	0.5
Share-based compensation (Note 26)	0.2	(10.4)	1.3	5.0

	$1.5	$(9.0)	$13.5	$9.9

26.	SHARE BASED COMPENSATION

Long-term incentive plan

On May 13, 2020, Algoma Steel Holdings Inc. established a long-term incentive plan (“LTIP” or “Plan”), which was approved by the Board of Directors. The LTIP was designed to promote the alignment of senior management and employees of the Company with long-term shareholder interests.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	SHARE BASED COMPENSATION (continued)

Upon the consummation of the Merger on October 19, 2021, the Company cancelled the previous Plan and all outstanding awards under the Plan were replaced with Replacement LTIP awards (refer to Note 24). Subsequent to the cancellation of the Plan, the company introduced an Omnibus Plan. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) Performance Share Units (“PSU”) and stock options.

Deferred share units

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

On June 30, 2022, 75,192 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of US $8.98 per DSU based on the market price of the Company’s common shares.

On December 31, 2022, 50,334 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of US $6.34 per DSU based on the market price of the Company’s common shares.

For the three and nine month periods ended December 31, 2022, the Company recorded a share-based payment compensation expense of $0.4 million and $1.3 million, respectively, in administrative and selling expense on the condensed interim consolidated statement of net (loss) income and contributed surplus on the condensed interim consolidated statements of financial position.

As at December 31, 2022, a total of 180,084 DSUs are outstanding. No exercises, cancellation or forfeiture of DSUs have been recorded to date.

Restricted share units and performance share units

Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	SHARE BASED COMPENSATION (continued)

On May 17, 2022, 132,968 RSUs and 516,813 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The RSUs and DSUs vest on December 15, 2024 upon the achievement of service and non-market performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions. Accordingly, for the three and nine month periods ended December 31, 2022, the Company recorded share-based payment compensation expense of $0.2 million and $2.1 million, respectively, in administrative and selling expenses on the condensed interim consolidated statement of net (loss) income and contributed surplus on the condensed interim consolidated statements of financial position. No exercises, cancellation or forfeiture of RSUs and PSUs have been recorded to date.

27.	DIVIDENDS

On November 4, 2022, the Board of Directors declared a dividend of US$0.05 per common share for shareholders of record at market close on November 30, 2022. On December 30, 2022, a dividend of $7.0 million (US $5.2 million) was paid and recorded as a distribution through retained earnings.

30